                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                           Westmoreland Coal Company
                                  -----------
                                (Name of Issuer)

                               Depositary Shares
                                 ------------
                         (Title of Class of Securities)

                                   960878 30 4
                                   -----------
                                 (CUSIP Number)



  Check the following if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.) (See Rule 13d-7.)

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  960878 30 4    13G


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norwest Corporation
          Tax Identification No.  41-0449260


- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*        (A)   ______
                                                              (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- --------------------------------------------------------------------------------
  NUMBER OF     5   SOLE VOTING POWER

   SHARES
                          126,600
BENEFICIALLY        -----------------------------------------------------------
                    SHARED VOTING POWER
  OWNED BY      6
                          4,000
    EACH            -----------------------------------------------------------
                7   SOLE DISPOSITIVE POWER
 REPORTING
                          140,300
   PERSON       8   -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
    WITH
                          0
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



            142,800
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.2%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

            HC
- --------------------------------------------------------------------------------

CUSIP NO.  960878 30 4                      13G

- --------------------------------------------------------------------------------
1   NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Colorado, Inc.
              Tax Identification No.  84-1187164
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*          (A)   ______
                                                                (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              COLORADO
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                 126,600
                   ------------------------------------------------------------
BENEFICIALLY       SHARED VOTING POWER
               6
  OWNED BY                4,000
                   ------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER

  REPORTING               140,300
                   ------------------------------------------------------------
   PERSON      8   SHARED DISPOSITIVE POWER

    WITH                  0
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          142,800

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]


- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.2%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          HC
- --------------------------------------------------------------------------------

CUSIP NO.  960878 30 4                          13G

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Bank Colorado, National Association
              Tax Identification No. 84-0187632
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*         (A)   ______
                                                               (B)   ______


- --------------------------------------------------------------------------------
    SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                126,600
                   ------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY               4,000
               7   ------------------------------------------------------------
    EACH           SOLE DISPOSITIVE POWER

 REPORTING               140,300
               8   ------------------------------------------------------------
   PERSON          SHARED DISPOSITIVE POWER

    WITH                 0
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          142,800

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]



- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.2%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          BK
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)


Item 1(a)          Name of Issuer:
- ---------          --------------

                   Westmoreland Coal Company

Item 1(b)          Address of Issuer's Principal Executive Offices:
- ---------          -----------------------------------------------

                   700 The Bellevue
                   200 So. Broad St.
                   Philadelphia, PA 19102

Item 2(a)          Name of Person Filing:
- ---------          ---------------------

                   1.  Norwest Corporation

                   2.  Norwest Colorado, Inc. ("NCI")

                   3.  Norwest Bank Colorado, National Association ("NBC")

                   This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(b). Attached is an agreement among the persons listed above to that effect. NCI is a direct subsidiary of Norwest Corporation. NBC is a direct subsidiary of NCI and an indirect subsidiary of Norwest Corporation.

Item 2(b)     Address of Principal Business Office(s):
- ---------     ---------------------------------------

              1.  Norwest Corporation
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1000

              2.  Norwest Colorado, Incorporated
                  One United Bank Center
                  1700 Lincoln Street
                  Denver, CO  80274-0010

              3.  Norwest Bank Colorado, National Association
                  1700 Broadway
                  Denver, CO  80274-0005

Item 2(c)     Citizenship:
- ---------     -----------

              1.  Norwest Corporation is a Delaware corporation.
              2.  NCI is a Colorado corporation.
              3.  NBC is a national banking association.

Item 2(d)     Title of Class of Securities:
- ---------     ----------------------------

              Depositary Shares (each representing 1/4 share of Preferred Convertible Stock, Series A)

Item 2(e)     CUSIP Number:
- ---------     ------------

              960873 30 4

Item 3        Type of Person:
- ------        --------------

              (g)  Parent holding company for Norwest Corporation
              (g)  Parent holding company for NCI
              (b)  Bank for NBC

Item 4        Ownership:
- ------        ---------

              1.  Norwest Corporation

              (a) Amount Beneficially Owned. At May 31, 1994, Norwest Corporation was deemed to own, indirectly through its subsidiaries, 142,800 shares, consisting solely of the shares reported below as held by NBC. Norwest Corporation has no rights to acquire additional shares through the exercise of options or otherwise.

          (b)  Percent of Class:  6.2%

          (c) Number of shares as to which Norwest Corporation, indirectly through its subsidiaries, has:

            (i)   Sole power to vote or direct the vote: 126,600

            (ii)  Shared power to vote or direct the vote: 4,000

            (iii) Sole power to dispose or to direct the disposition of:
                  140,300

            (iv)  Shared power to dispose or direct the disposition of: 0

          2.  NCI

          (a) Amount Beneficially Owned. At May 31, 1994, NCI was deemed to own, indirectly through its subsidiaries, 142,800 shares, consisting soley of shares reported below as held by NBC.

          (b)  Percent of Class:  6.2%

          (c) Number of shares as to which NCI, indirectly through its subsidiaries, has:

            (i)   Sole power to vote or direct the vote:  126,600

            (ii)  Shared power to vote or direct the vote:  4,000

            (iii) Sole power to dispose or to direct the disposition of:
                  140,300

            (iv)  Shared power to dispose or direct the disposition of:  0

          3.  NBC

          (a) Amount Beneficially Owned. At May 31, 1994, NBC was deemed to own 142,800 shares and had no other rights to acquire additional shares through the exercise of options or otherwise.

          (b)  Percent of Class:  6.2%

          (c)  Number of shares as to which NBC has:

            (i)   Sole power to vote or direct the vote:  126,600

            (ii)  Shared power to vote or direct the vote:  4,000

            (iii) Sole power to dispose or to direct the disposition of:
                  140,300

            (iv)  Shared power to dispose or direct the disposition of:  0

          The persons filing disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5    Ownership of Five Percent or Less of Class:
- ------    ------------------------------------------

          Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
- ------    ---------------------------------------------------------------

          Not Applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired
- ------    ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          See Exhibit A

Item 8    Identification and Classficiation of Members of the Group:
- ------    ---------------------------------------------------------

          Not Applicable

Item 9    Notice of Dissolution of Group:
- ------    ------------------------------

          Not Applicable

Item 10   Certification:
- -------   -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature:
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  June 9, 1994

NORWEST CORPORATION

By  /s/ Laurel A. Holschuh
    ---------------------------------------------
        Laurel A. Holschuh, Senior Vice President
          and Secretary

                                   EXHIBIT A
                                   ---------

(Attached to and forming a part of Schedule 13G filed by Norwest Corporation on its own behalf and on behalf of Norwest Colorado, Inc. and Norwest Bank Colorado, National Association regarding Westmoreland Coal Company Depositary Shares.)

Item 7
- ------


       (a) Norwest Bank Colorado, National Association is a bank - Item 3(b)

       (b) Norwest Colorado, Inc. is a parent holding company - Item 3(g)